UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AZIYO BIOLOGICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05479K106

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

CUSIP NO. 05479K106	Page 2 of 9 Pages

CUSIP No. 05479K106
(1) Names of reporting persons	Birchview Capital, LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	1,515,184*
(7) Sole dispositive power	0
(8) Shared dispositive power	1,515,184*
(9) Aggregate amount beneficially owned by each reporting person	1,515,184*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	12.8%†
(12) Type of reporting person (see instructions)	IA

* Birchview Capital, LP is the investment manager of Birchview Fund LLC (the “Fund”) which holds the shares referred to above. As a result, Birchview Capital, LP possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Mr. Strobeck, the Managing Member of Birchview Capital GP, LLC, the general partner of Birchview Capital, LP, has ownership of 283,018 shares held in separately managed accounts (“SMA”) managed by Birchview Capital, LP. Of the 283,018 shares held in SMAs, Matthew Strobeck personally owns 165,094 shares and holds the remaining 117,924 shares in custodial accounts in his name. The remaining 47,061 shares are held in SMAs advised by Birchview Capital, LP, for the benefit of other investors.

† Based on a total of 9,460,964 Class A shares outstanding of the Issuer as November 11, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed November 14, 2022. This percentage also includes the issuance of 2,350,000 Class A shares of the Issuer issued pursuant to a public securities offering which occurred on December 5, 2022, bringing the total number of Class A Shares outstanding of the Issuer to 11,810,964.

CUSIP NO. 05479K106	Page 3 of 9 Pages

CUSIP No. 05479K106
(1) Names of reporting persons	Birchview Fund LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	1,185,105
(7) Sole dispositive power	0
(8) Shared dispositive power	1,185,105
(9) Aggregate amount beneficially owned by each reporting person	1,185,105
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	10% †
(12) Type of reporting person (see instructions)	PN

† Based on a total of 9,460,964 Class A shares outstanding of the Issuer as November 11, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed November 14, 2022.This percentage also includes the issuance of 2,350,000 Class A shares of the Issuer issued pursuant to a public securities offering which occurred on December 5, 2022, bringing the total number of Class A Shares outstanding of the Issuer to 11,810,964.

CUSIP NO. 05479K106	Page 4 of 9 Pages

CUSIP No. 05479K106
(1) Names of reporting persons	Matthew Strobeck
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	1,515,184*
(7) Sole dispositive power	0
(8) Shared dispositive power	1,515,184*
(9) Aggregate amount beneficially owned by each reporting person	1,515,184
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	12.8%†
(12) Type of reporting person (see instructions)	IN

* Mr. Strobeck is the Managing Member of Birchview Capital GP, LLC, who is the General Partner of Birchview Capital, LP. As a result, Mr. Strobeck possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Birchview Capital, LP the investment manager to the Fund. Mr. Strobeck disclaims beneficial ownership of any of the shares held by the Fund. Mr. Strobeck has ownership of 283,018 shares held in SMAs managed by Birchview Capital, LP. Of the 283,018 shares held in SMAs, Matthew Strobeck personally owns 165,094 shares and holds the remaining 117,924 shares in custodial accounts in his name. The remaining 47,061 shares are held in SMAs advised by Birchview Capital, LP, for the benefit of other investors.

† Based on a total of 9,460,964 Class A shares outstanding of the Issuer as November 11, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed November 14, 2022. This percentage also includes the issuance of 2,350,000 Class A shares of the Issuer issued pursuant to a public securities offering which occurred on December 5, 2022 bringing the total number of Class A Shares outstanding of the Issuer to 11,810,964.

CUSIP NO. 05479K106	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

AZIYO BIOLOGICS, INC. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

12510 Prosperity Drive, Suite 370 Silver Spring, MD 20904

Item 2(a).	Name of Person Filing

The names of the person filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are: • Birchview Capital, LP • Birchview Fund LLC • Matthew Strobeck

Item 2(b).	Address of Principal Business Office or, if None, Residence:

688 Pine Street, Suite D, Burlington, VT 05401

Item 2(c).	Citizenship:

Birchview Capital, LP is a Delaware limited Partnership. Birchview Fund LLC is a Delaware limited liability company. Matthew Strobeck is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock (the “Shares”)
Item 2(e).	CUSIP Number:
05479K106
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP NO. 05479K106	Page 6 of 9 Pages

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: Aggregate of all Reporting Persons: 1,515,184 Birchview Capital, LP – 1,515,184 Birchview Fund LLC – 1,185,105 Matthew Strobeck – 1,515,184*

Item 4(b).	Percent of Class: Aggregate of all Reporting Persons: 12.8% Birchview Capital, LP – 12.8% Birchview Fund LLC – 10% Matthew Strobeck – 12.8%*

Item 4(c).	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: Birchview Capital, LP – 0 Birchview Fund LLC – 0 Matthew Strobeck – 0
(ii) Shared power to vote or to direct the vote: Birchview Capital, LP – 1,515,184 Birchview Fund LLC – 1,185,105 Matthew Strobeck – 1,515,184
(iii) Sole power to dispose or to direct the disposition of Birchview Capital, LP – 0 Birchview Fund LLC – 0 Matthew Strobeck – 0

CUSIP NO. 05479K106	Page 7 of 9 Pages

(iv)	Shared power to dispose or to direct the disposition of Birchview Capital, LP – 1,515,184 Birchview Fund LLC – 1,185,105 Matthew Strobeck – 1,515,184

*Mr. Strobeck is the Managing Member of Birchview Capital GP, LLC, the General Partner of Birchview Capital, LP. As a result, Mr. Strobeck possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Birchview Capital, LP as investment manager to the Fund. Mr. Strobeck disclaims beneficial ownership of any of the shares held by the Fund.

CUSIP NO. 05479K106	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof each of the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

Birchview Capital, LP

By:	/s/ Matthew Strobeck

Matthew Strobeck, Managing Member of Birchview Capital GP, LLC, General Partner of Birchview Capital, LP

Birchview Fund LLC

By:	/s/ Matthew Strobeck

Matthew Strobeck, Managing Member of Birchview Partners LLC, Manager of Birchview Fund LLC

/s/ Matthew Strobeck

Matthew Strobeck

CUSIP NO. 05479K106	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the common stock of Aziyo Biologics, Inc. dated as of February 13, 2023, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:	February 13, 2023

Signature:	/s/ Matthew Strobeck
Name:	Matthew Strobeck

Birchview Fund LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Managing Member of Birchview Partners LLC, Manager of Birchview Fund LLC

Birchview Capital, LP

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Managing Member of Birchview Capital GP, LLC, General Partner of Birchview Capital, LP